The financial statements of the TIAA-CREF Real Property Fund, LP and its subsidiaries attached to this Form [N-CSR] filing (the “RPF Financials”): (i) do not constitute part of the Funds’ financial statements and are not an official part of this shareholder report or this filing; and (ii) are not incorporated into this shareholder report or filing by reference. Furthermore, the RPF Financials do not constitute part of the shareholder report or filing to which the certifications by the Funds’ principal executive officer and principal financial officer that are required under Rule 30a-2(a) of the Investment Company Act of 1940 relate.

Consolidated Financial Statements TIAA-CREF Real Property Fund LP For the Quarter Ended November 30, 2022

Consolidated Statement of Assets and Liabilities (In thousands, except net asset value) November 30, 2022 May 31, 2022 (Unaudited) Assets Investments, at fair value Investments in real estate $ 1,909,800 $ 2,027,451 (Cost: $1,541,163 and $1,605,868) Investments in real estate joint ventures 104,221 84,388 (JV Cost: $55,442 and $53,797) Cash 44,825 41,273 Other assets 26,784 28,178 Total assets 2,085,630 2,181,290 Liabilities Mortgage loans payable, at fair value 18,845 55,136 (Principal outstanding: $18,845 and $55,136) Accrued expenses 17,216 16,119 Security deposits 4,660 4,704 Asset management fee payable 1,018 1,062 Other liabilities 132 242 Total liabilities 41,871 77,263 Partners' Capital Partners' capital 1,280,917 1,368,567 Cumulative change in net assets from operations 762,603 735,221 Total partners' capital 2,043,520 2,103,788 Preferred interest in subsidiaries 239 239 Total partners' capital and preferred interest $ 2,043,759 $ 2,104,027 Total units outstanding 158,138 155,084 Net asset value per unit $ 12.92 $ 13.57 See accompanying notes to the consolidated financial statements TIAA-CREF Real Property Fund LP 2

Consolidated Statement of Operations (In thousands) (Unaudited) For the Three Months Ended November 30, For the Six Months Ended November 30, 2022 2021 2022 2021 Investment income Real estate income, net: Rental income $ 29,046 $ 27,935 $ 58,422 $ 55,447 Real estate property level expenses and taxes: Operating expenses 4,382 4,692 8,865 9,476 Real estate taxes 5,606 6,420 11,300 11,184 Interest expense 185 467 828 939 Total real estate property level expenses and taxes 10,173 11,579 20,993 21,599 Real estate income, net 18,873 16,356 37,429 33,848 Income from Real estate joint ventures 310 575 428 575 Total investment income 19,183 16,931 37,857 34,423 Fund-level expenses: Asset management fees 3,043 2,658 6,216 5,117 Administrative expenses 263 238 512 473 Total expenses before waiver 3,306 2,896 6,728 5,590 Expense Waiver — — — — Total fund-level expenses 3,306 2,896 6,728 5,590 Net investment income 15,877 14,035 31,129 28,833 Net realized and unrealized gain (loss) on investments and mortgage loans payable Net change in realized (loss) gain on investments (122) — 30,311 — Net change in unrealized (loss) gain on investments (46,265) 56,636 (52,941) 107,503 Net change in unrealized (loss) gain on joint venture investments 13,134 8,979 18,899 12,875 Net change in unrealized (loss) gain on mortgage loans — — — (1) Total net change in unrealized gain on investments and mortgage loans payable (33,253) 65,615 (3,731) 120,377 Net increase in net assets resulting from operations (17,376) 79,650 27,398 149,210 Dividends to REIT shareholders 8 8 16 13 Net increase in net assets applicable to limited partners $ (17,384) $ 79,642 $ 27,382 $ 149,197 See accompanying notes to the consolidated financial statements TIAA-CREF Real Property Fund LP 3

TIAA-CREF Real Property Fund LP

Consolidated Statement of Changes in Partners' Capital

(In thousands)
(Unaudited)

	For the Three Months Ended November 30,					
	2022			2021		
	Limited Partners	Preferred Interest[1]	Total	Limited Partners	Preferred Interest[1]	Total
Beginning balance	$ 2,029,754	$ 247	$ 2,030,001	$ 1,755,144	$ 255	$ 1,755,399
Operations:						
Net investment income	15,869	8	15,877	14,027	8	14,035
Net change in unrealized gain on investments and mortgage loans payable	(33,253)	—	(33,253)	65,615	—	65,615
Net increase in net assets from operations	(17,384)	8	(17,376)	79,642	8	79,650
Contributions	86,636	—	86,636	18,327	—	18,327
Redemptions	(46,636)	—	(46,636)	(18,328)	—	(18,328)
Distributions:						
From net investment income	(8,850)	(16)	(8,866)	(6,284)	—	(6,284)
Ending balance	$ 2,043,520	$ 239	$ 2,043,759	$ 1,828,501	$ 263	$ 1,828,764

	For the Six Months Ended November 30,					
	2022			2021		
	Limited Partners	Preferred Interest[1]	Total	Limited Partners	Preferred Interest[1]	Total
Beginning balance	$ 2,103,788	$ 239	$ 2,104,027	$ 1,567,184	$ 250	$ 1,567,434
Operations:						
Net investment income	31,113	16	31,129	28,817	16	28,833
Net change in unrealized gain on investments and mortgage loans payable	(3,731)	—	(3,731)	120,377	—	120,377
Net increase in net assets from operations	27,382	16	27,398	149,194	16	149,210
Contributions	132,864	—	132,864	164,527	—	164,527
Redemptions	(92,864)	—	(92,864)	(32,227)	—	(32,227)
Distributions:						
From net investment income	(127,650)	(16)	(127,666)	(20,177)	(3)	(20,180)
Ending balance	$ 2,043,520	$ 239	$ 2,043,759	$ 1,828,501	$ 263	$ 1,828,764

[1] Refer to Note 2 - Significant Accounting Policies - "Preferred interest" for additional information.

See accompanying notes to the consolidated financial statements

4

Consolidated Statement of Cash Flows (In thousands) (Unaudited) For the Six Month's Ended November 31, 2022 2021 Cash flows from operating activities Net increase in net assets resulting from operations $ 27,382 $ 149,210 Adjustments to reconcile net increase in net assets resulting from operations to net cash provided by/(used in) operating activities: Net change in realized (gain)/loss on investments (30,311) — Net change in unrealized (gain)/loss on investments 52,941 (120,953) Net change in unrealized (gain)/loss on joint venture investments (18,899) — Net change in unrealized loss on mortgage loans — 1 Purchase of real estate investments — (131,589) Proceeds from sale of real estate investments 104,440 — Capital improvements on real estate properties (7,984) (9,742) (Increase) in other assets (454) (5,549) Increase in accrued expenses 503 2,713 Increase/(Decrease) in security deposits (44) 139 Increase/(Decrease) in other liabilities (109) 28 Increase/(Decrease) in asset management fee payable (44) 93 Net cash provided by/(used in) operating activities 127,421 (115,649) Cash flows from financing activities Contributions from limited partners 132,864 164,527 Payments of mortgage loans (292) (234) Loan Payoffs (36,000) — Redemptions from limited partners (92,864) (32,227) Distributions to limited partners (127,650) (20,177) Distributions to preferred interest — (3) Net cash (used in)/provided by financing activities $ (123,942) $ 111,886 Net increase (decrease) in cash, cash equivalents and restricted cash $ 3,479 $ (3,763) Cash, cash equivalents and restricted cash Beginning cash, cash equivalents and restricted cash 44,080 15,887 Net increase (decrease) in cash, cash equivalents and restricted cash 3,479 (3,763) Ending cash, cash equivalents and restricted cash $ 47,559 $ 12,124 Supplemental disclosures Cash paid for interest $ 560 $ 781 See accompanying notes to the consolidated financial statements TIAA-CREF Real Property Fund LP 5

Consolidated Statement of Cash Flows (continued) (In thousands) (Unaudited) The following table provides a reconciliation of cash, cash equivalents and restricted cash reported within the Consolidated Statements of Assets and Liabilities that sum to the total of the same such amounts shown in the Consolidated Statements of Cash Flows: For the Six Months Ended November 30, 2022 2021 Cash and cash equivalents $ 44,825 $ 4,048 Restricted cash(1) 2,734 8,076 Total cash, cash equivalents and restricted cash $ 47,559 $ 12,124 (1) Restricted cash is included within other assets on the Fund's Consolidated Statements of Assets and Liabilities. See accompanying notes to the consolidated financial statements TIAA-CREF Real Property Fund LP 6

TIAA-CREF Real Property Fund LP

Consolidated Schedule of Investments

(In thousands)

Real Estate Investments Type/Investment Name	City, State	Fair Value as of November 30, 2022 (unaudited)	Fair Value as of May 31, 2022
Industrial (36%)			
Cooper I-20 Distribution Center	Arlington, TX	$ 121,000	$ 125,170
Philadelphia Street Industrial	Ontario, CA	103,000	90,600
Temple City	El Monte, CA	71,400	71,800
West Coast Industrial Portfolio	Fremont, CA; Hayward, CA; Kent, WA	68,900	67,000
Bridgeway Technology Center	Newark, CA	64,600	64,900
51 Commerce Drive	Cranbury, NJ	52,500	49,100
190 Mechanic	Bellingham, MA	41,200	43,600
Corona Industrial Portfolio	Corona, CA	39,500	41,400
1165 Vaughn Parkway	Portland, TN	38,960	40,760
157 & 165 Grove Street	Boston, MA	35,174	32,700
VPET - 3839 Distribution Drive	Garland, TX	23,200	23,700
Airtex Commerce Center	Houston, TX	21,900	20,600
525 Marathon Parkway	Atlanta, GA	14,200	12,900
Chicago Industrial	Joliet, IL	—	93,100
Total Industrial (cost: $394,818 and $469,518)		695,534	777,330
Multifamily (28%)			
Laurels at Jacaranda[1]	Plantation, FL	153,000	153,000
Villas on the Boulevard	Santa Clara, CA	106,020	104,000
Atlantic at East Delray	Delray Beach, FL	97,100	98,300
Line 28 at LoHi	Denver, CO	68,169	62,604
Village Green at Littleton	Littleton, MA	52,546	49,208
Variant	Minneapolis, MN	48,800	51,900
The Cue	Seattle, WA	45,900	48,500
Total Multifamily (cost: $446,287 and $443,275)		571,535	567,512
Office (20%)			
Millennium Towers	Seattle, WA	113,400	122,400
86 Chambers	New York, NY	57,100	64,500
539 Bryant	San Francisco, CA	55,300	61,200
1840 Victory Blvd	Glendale, CA	53,100	53,800
3379 Peachtree	Atlanta, GA	38,232	38,955
80 South Lake	Pasadena, CA	30,633	33,252
The Yard 5825	San Diego, CA	28,200	28,700
Evergreen MOB	Millcreek, UT	18,900	20,800
Total Office (cost: $420,138 and $415,403)		394,865	423,607

7

Consolidated Schedule of Investments (continued) (In thousands) Fair Value as of Type/Investment Name City, State November 30, 2022 May 31, 2022 (unaudited) Retail (12%) 10 Madison Square West New York, NY $ 89,012 $ 95,000 201 Newbury Street Boston, MA 61,692 66,112 Promenade Plaza Palm Beach Gardens, FL 50,142 51,190 Marlton Square(1) Marlton, NJ 47,021 46,700 Total Retail 247,867 259,002 (cost: $279,921 and $277,672) Total Real Estate Investments $ 1,909,800 $ 2,027,451 (cost: $1,541,164 and $1,605,868) (1) The investment has a mortgage loan payable outstanding, as indicated in Note 8. Real Estate Joint Venture(2) Fair Value as of Type/Investment Name City, State November 30, 2022 May 31, 2022 (unaudited) Industrial (4%) Pico Rivera Commerce Center (95% Account Interest) Pico Rivera, CA 104,221 84,388 Total Industrial 104,221 84,388 (cost: $55,442 and $53,797) Total Real Estate Joint Ventures Investments $ 104,221 $ 84,388 (cost: $55,442 and $53,797) Total Investments $ 2,014,021 $ 2,111,839 (cost: $1,596,606 and $1,659,665) (2) Joint venture investments are represented at the net equity value. TIAA-CREF Real Property Fund LP 8

Notes to Consolidated Financial Statements Note 1 - Organization TIAA-CREF Real Property Fund, LP (the “Fund”) is an open-end, core real estate fund organized by Teachers Insurance and Annuity Association ("TIAA") and managed by Teachers Advisors, LLC (“Advisors”), an indirect wholly owned subsidiary of Teachers Insurance and Annuity Association of America (“TIAA”) and a registered investment adviser with the Securities and Exchange Commission. The Fund, a Delaware Limited Partnership, was formally organized on April 26, 2016. Initial capital contributions to the Fund were received July 1, 2016. The Fund was created for the following purposes: (a) to acquire, own, hold for investment and ultimately dispose of or otherwise invest in or engage in activities related to investment in real estate assets; (b) to act as the managing member of TIAA-CREF Real Property Fund REIT LLC (“Company”); (c) to engage in any other activities relating to and compatible with the purposes set forth above; and (d) to take such other actions or do such other things as are necessary or appropriate, in the sole discretion of TIAA- CREF Real Property Fund GP, LLC (“General Partner”), a wholly owned indirect subsidiary of TIAA, to carry out the provisions of the Limited Partnership Agreement of the Fund. The Fund is actively managed to take advantage of changing conditions in the U.S. property and capital markets, and assets are financed and managed as deemed appropriate to achieve the performance objectives in the context of changing economic and market conditions. Approximately 95% to 98% of the Fund’s net assets are expected to be invested in real estate or real estate-related investments. The Fund will make all of its investments through the Company, a Delaware limited liability company, which elected to be taxed as a Real Estate Investment Trust (“REIT”). The Fund is the managing member of the Company and has sole control over the business and affairs of the Company. The Fund offers limited partnership units on an ongoing basis to registered management investment companies that are advised by Advisors and collective investment trusts sponsored by SEI Trust Company and advised by Nuveen Asset Management, LLC ("Nuveen"), a wholly owned indirect subsidiary of TIAA, although it is possible that units will be available in the future to: (i) unaffiliated registered investment companies, pension plans, other institutional investors or high-net-worth individuals; as well as to (ii) pension plans, other institutional investors or high-net-worth individuals for which Advisors or an affiliate of Advisors serves as investment advisor. Note 2 - Significant Accounting Policies Basis of Presentation: The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The consolidated financial statements include the accounts of the Fund, the Company and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Determination of Investments at Fair Value: The Fund reports all investments at fair value in accordance with FASB Accounting Standard Codification (“ASC”) 946, Financial Services - Investment Companies. Further, in accordance with the fair value option allowed under ASC 825, Financial Instruments, mortgage loans payable are reported at fair value. The FASB has defined fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The following is a description of the valuation methodologies used for instruments measured at fair value. The general classification of such instruments pursuant to the valuation hierarchy is discussed further in Note 6 - Assets and Liabilities Measured at Fair Value on a Recurring Basis. Valuation of Real Estate Properties: Investments in real estate properties are stated at fair value, in accordance with the Fund’s valuation policy, as amended from time to time; accordingly, the Fund does not record depreciation. TIAA-CREF Real Property Fund LP 9

Note 2 - Significant Accounting Policies (continued) Determination of fair value involves judgment as the actual market value of real estate can be determined only by negotiation between parties in a sales transaction. The Fund's primary objective when valuing its real estate investments will be to produce a valuation that represents a reasonable estimate of the fair value of its investments. Implicit in the Fund’s definition of fair value is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby: ▪ Buyer and seller are typically motivated; ▪ Both parties are well informed or well advised, and acting in what they consider their best interests; ▪ A reasonable time is allowed for exposure in the open market; ▪ Payment is made in terms of cash or in terms of financial arrangements comparable thereto; and ▪ The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale. Property values are affected by, among other things, the availability of capital, occupancy rates, rental rates, and interest and inflation rates. As a result, determining real estate and investment values involves many assumptions. Key inputs and assumptions include rental income and expense amounts, related rental income and expense growth rates, discount rates and capitalization rates. Valuation techniques include discounted cash flow analysis, prevailing market capitalization rates or multiples applied to earnings from the property, analysis of recent comparable sales transactions, actual sale negotiations and bona fide purchase offers received from third parties. Amounts ultimately realized from each investment may vary significantly from the fair value presented. Real estate properties owned by the Fund are initially valued based on an independent third party appraisal, as reviewed by Nuveen’s internal appraisal staff at the time of the closing of the purchase. Such initial valuation may result in a potential unrealized gain or loss reflecting the difference between an investment’s fair value (i.e., exit price) and its cost basis (which is inclusive of transaction costs). Subsequently, each property is appraised each quarter by an independent third party appraiser and reviewed by Nuveen’s internal appraisal staff. In general, the Fund obtains appraisals of its real estate properties spread out throughout the quarter, which is intended to result in appraisal adjustments, and thus, adjustments to the valuations of its holdings (to the extent such adjustments are made) that occur regularly throughout each quarter and not on one specific day or month in each period. Further, management reserves the right to order an appraisal and/or conduct separate valuations outside of the normal quarterly process when facts or circumstances arise. For example, under certain circumstances a valuation adjustment could be made when the Fund receives a bona fide bid for the sale of a property held within the Fund. Adjustments may be made for events or circumstances indicating an impairment of a tenant’s ability to pay amounts due to the Fund under a lease (including due to a bankruptcy filing of that tenant). Alternatively, adjustments may be made to reflect the execution or renewal of a significant lease. Also, adjustments may be made to reflect factors (such as sales values for comparable properties or local employment rate) bearing uniquely on a particular region in which properties are held. Valuation of Real Estate Joint Ventures: Real estate joint ventures are stated at the fair value of the Fund's ownership interests of the underlying entities. The Fund’s ownership interests are valued based on the fair value of the underlying real estate, any related mortgage loans payable, and other factors, such as ownership percentage, ownership rights, buy/ sell agreements, distribution provisions and capital call obligations. Upon the disposition of all real estate investments by an investee entity, the Fund will continue to state its equity in the remaining net assets of the investee entity during the wind down period, if any, which occurs prior to the dissolution of the investee entity. Valuation of Mortgage Loans Payable: The Fund's mortgage loans payable are stated at fair value. The estimated fair value of a mortgage loan payable is based on the amount at which the liability could be transferred to a third party exclusive of transaction costs. The mortgage loans payable are valued internally by Nuveen's internal valuation department at least quarterly based on market factors, such as market interest rates and spreads for comparable loans,the performance of the underlying collateral (such as the loan-to-value ratio and the cash flow of the underlying collateral), the liquidity for mortgage loans of similar characteristics, the maturity date of the loan and return demands of the market. TIAA-CREF Real Property Fund LP 10

Note 2 - Significant Accounting Policies (continued) Estimates: The preparation of the accompanying consolidated financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income, expenses and unrealized gains/(losses) during the reporting period. Actual results can deviate from those estimates. Cash, tenant receivables, accounts payable, asset management fees payable, tenant security deposits and other assets and liabilities are carried at cost. These carrying amounts are considered to reasonably approximate fair value due to the liquid and short term nature of these assets and liabilities. Revenue and Expense Recognition: Rental income is recognized in accordance with the billing terms of the lease agreements. The Fund bears the direct expenses of the real estate properties owned. These expenses include, but are not limited to, fees to local property management companies, property taxes, utilities, maintenance, repairs, insurance, and other operating and administrative costs. An estimate of the net operating income earned from each real estate property is accrued by the Fund on a daily basis and such estimates are adjusted when actual operating results are determined. The Fund has limited ownership ownership interests in real estate joint ventures. The Fund records its contributions as increases to its investments in the joint ventures, and distributions from the joint ventures are treated as income within income from real estate joint ventures in the Fund’s consolidated statements of operations. Distributions that are identified as returns of capital are recorded as a reduction to the cost basis of the investment, whereas distributions identified as capital gains or losses are recorded as realized gains or losses. Income from the joint ventures is recorded based on the Fund’s proportional interest of the income distributed by the joint ventures. Income earned but not yet distributed to the Fund by the joint ventures is recorded as unrealized gains and losses. Cash: Cash represents cash on deposit in banks and other financial institutions. The Fund's cash may, at times, exceed federally insured limits. The Fund's management monitors these balances to mitigate the exposure of risk due to concentration. Restricted Cash: Restricted cash is comprised of escrow accounts for security deposits as required by certain states, as well as property taxes, insurance and various property related matters as required by certain creditors related to outstanding mortgage loans payable collateralized by certain real estate investments. Restricted cash is included within other assets on the Consolidated Statements of Assets and Liabilities. Income Taxes: The Fund has elected to be treated as a pass-through entity for income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income and deductions are passed through to and are reported by its partners on their respective income tax returns. The Fund’s federal tax status as a pass-through entity is based on its legal status as a partnership. Accordingly, the Fund is not required to take any tax positions in order to qualify as a pass- through entity. The Fund is required to, and does file tax returns with the Internal Revenue Service and other taxing authorities. These consolidated financial statements do not reflect a provision for income taxes and the Fund has no other tax positions which must be considered for recording or disclosure. The Company qualifies as a REIT for federal income tax purposes. No provision for federal income taxes has been made in the financial statements for the Company. The Company intends to continue to qualify as a REIT, as defined in Section 856 of the Internal Revenue Code of 1986, as amended. As a REIT, the Company will not be taxed on the portion of income that is distributed to the unit holders, provided at least 90% of its taxable income is distributed, and certain other requirements are met. Although qualifying as a REIT, the Company may still be subject to certain state, local and franchise taxes. However, if the Company fails to qualify as a REIT in any taxable year, it will be subject to federal and state income taxes (including any applicable alternative minimum tax) on its taxable income at regular corporate tax rates. Under certain circumstances, federal income and excise taxes may be due on the Company’s undistributed taxable income. As a REIT, the Company is permitted to deduct dividends paid to its unit holders, eliminating the federal taxation of income represented by such dividends at the Company level. REITs are subject to a number of organizational and operational requirements. TIAA-CREF Real Property Fund LP 11

Note 2 - Significant Accounting Policies (continued) The Tax Cuts and Jobs Act (the "Act") was signed into law on December 22, 2017. The Act changes existing United States tax law and includes numerous provisions that will affect businesses. The Act had no impact on the Fund. Preferred interest: Preferred interest represents the contributed capital of unit holders in the Company and TRPF 99-101 Boston Office REIT Member LLC ("Boston REIT"). The Company is the owner and managing member of the Boston REIT. The REITs allow the Fund's properties to be held in a structure most tax advantageous to the Fund's investors. The Company and the Boston REIT have each sold 125 Class A non-participating preferred units for $1,000 per unit, for a total of $250,000. Preferred unit holders are entitled to receive a cumulative, preferential cash dividend at the rate of 12.5% per annum of total contributed capital. Preferred units are transferable but not redeemable by preferred unit holders. In the event of a liquidation of the REIT, preferred unit holders have priority in liquidation; however, they are entitled only to a return of capital contributions and any cumulative preferred dividends owed. Note 3 - Allocations, Distributions and Redemptions Profits and losses are allocated among unit holders in accordance with their respective percentage interests by the General Partner. The Fund will distribute net operating cash flows as determined by the General Partner in its sole discretion to the unit holders in proportion to their respective percentage interests, subject to any rights of holders of interests in the Fund other than units. Each unit holder may elect to have the Fund redeem some or all of its units by providing the General Partner with a Redemption Notice ("Notice") of such election and the units to be redeemed. Unless otherwise determined by the General Partner in its sole discretion, a Notice will be irrevocable upon receipt by the General Partner and will be first effective as of the net asset value per unit calculated after delivery of the Notice to the General Partner. The General Partner shall determine the aggregate amount of available cash to make redemptions. Notices may be sent by unit holders on any normal business day of operation and the effective date of such Notice shall be in accordance with the provisions described above; however, the General Partner does not guarantee that liquid assets will be available at any particular time to fund a Notice in a timely manner. To the extent that liquid assets are insufficient to satisfy all pending redemption requests, the General Partner has discretion to apply a Redemption Gate as follows: (i) redeem units in the order of which Notices are received or (ii) allocate redemptions on a pro rata basis based on the aggregate number of units for which the General Partner has received a timely Notice, without regard to the aggregate number of units held by a redeeming Limited Partner. In no event will the General Partner or the Fund be obligated to sell or finance, or otherwise transfer, any Fund asset in order to satisfy requests for redemption if the effect of such redemption would have a material adverse effect on the remaining unit holders. Note 4 - Credit Risk Concentrations Concentrations of credit risk may arise when a number of properties or tenants are located in a similar geographic region such that the economic conditions of that region could impact tenants’ obligations to meet their contractual obligations or cause the values of individual properties to decline. The Fund's investment portfolio is exclusively domestic and largely concentrated among coastal states in the East and West. As of November 30, 2022, the largest geographic concentrations of the portfolio (as determined by gross market value) were present in the Los Angeles/Long Beach (15.1%), Miami/Fort Lauderdale (14.9%), New York metro areas (9.8%), Boston metropolitan (9.4%) and Seattle metropolitan statistical areas (7.9%). The Fund's investment portfolio is diversified across four major property types, with the largest concentration (as determined by gross market value) present in the industrial sector (39.9%), followed by multifamily (28.3%), office (19.6%) and retail (12.2%) sectors. Laurels at Jacaranda, the Fund's largest investment in Plantation, Florida, represents 7.6% of the Fund's investment portfolio. TIAA-CREF Real Property Fund LP 12

TIAA-CREF Real Property Fund LP

The Fund's largest tenant, located at 10 Madison Square West, contributes 7.0% of the Fund's annualized commercial base rent as of November 30, 2022. Leases expiring over the next twelve months represent 15.3% of future annualized commercial base rent, with the largest concentration of expiring leases present at 201 Newbury (2.1% of future annualized commercial base rent).

Note 5 - Leases

The Fund's real estate investments are leased to tenants under operating lease agreements which expire on various dates through 2032. Rental income is recognized in accordance with the billing terms of these lease agreements. The leases do not have material variable payments, material residual value guarantees or material restrictive covenants. Certain leases have the option to extend or terminate at the tenant's discretion, with termination options resulting in additional fees due to the Fund. Rent relief requested by lessees through the six months ended November 30, 2022 has generally been in the form of rent deferrals, with payments delayed for a limited period of time and subsequently repaid over the life of the lease. Rental income continues to be accrued during the deferral period so long as future collection of the deferred rent is probable. The Fund has not had material exposure to rent concessions or lease defaults for tenants impacted by the COVID-19 pandemic for the six months ended November 30, 2022.

Aggregate minimum annual rentals for real estate investments owned by the Fund through the non-cancelable lease term, excluding short-term residential leases, are as follows (in thousands):

	Years ending November 30,	
2023	$	54,597
2024		50,066
2025		43,263
2026		38,307
2027		30,733
Thereafter		67,593
Total	$	284,559

Note 6 - Assets and Liabilities Measured at Fair Value on a Recurring Basis

Valuation Hierarchy: The Fund's fair value measurements are grouped categorically into three levels, as defined by the FASB. The levels are defined as follows:

Level 1 fair value are quoted prices for identical items in active, liquid and visible markets such as stock exchanges.

Level 2 fair value inputs are observable information for similar items in active or inactive markets, and appropriately consider counterparty creditworthiness in the valuations.

Level 3 fair value inputs reflect management's best estimate of inputs and assumptions market participants would use in pricing an asset or liability at the measurement date. The inputs are unobservable in the market and significant to the

The inputs are unobservable in the market and significant to the valuation estimate. Examples of Level 3 assets and liabilities which may be held by the Fund from time to time include investments in real estate and investments in joint ventures.

13

An investment’s categorization within the valuation hierarchy described above is based upon the lowest level of input that is significant to the fair value measurement. The Fund's determination of fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon vendor-provided, evaluated prices or internally developed models that primarily use market-based or independently sourced market data, including interest rate yield curves, market spreads and currency rates. Valuation adjustments will be made to reflect changes in credit quality, counterparty’s creditworthiness, the Fund’s creditworthiness, liquidity, and other observable and unobservable inputs that are applied consistently over time. The methods described above are considered to produce fair values that represent a good faith estimate of what an unaffiliated buyer in the marketplace would pay to purchase the asset or would receive to transfer the liability. Since fair value calculations involve significant professional judgment in the application of both observable and unobservable attributes, actual realizable values or future fair values may differ from amounts reported. Furthermore, while the Fund believes its valuation methods are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments, while reasonable, could result in different estimates of fair value at the reporting date. As discussed in Note 2 - Significant Accounting Policies in more detail, as the Fund obtains independent appraisals on a quarterly basis, there may be circumstances in the interim in which the true realizable value of a property is not reflected in the Fund’s monthly net asset value calculation or in the Fund’s periodic consolidated financial statements. This disparity may be more apparent when the commercial and/or residential real estate markets experience an overall and possibly dramatic decline (or increase) in property values in a relatively short period of time between appraisals. The following information represents the assets and liabilities measured at fair value on a recurring basis at November 30, 2022 (unaudited) and May 31, 2020. As of those dates, all assets and liabilities measured at fair value on a recurring basis were measured using significant unobservable inputs and were therefore categorized in Level 3 of the hierarchy, as follows (in thousands): Asset Type November 30, 2022 May 31, 2022 Real estate investments $ 1,909,800 $ 2,027,451 Real estate joint ventures 104,221 84,388 Total investments 2,014,021 2,111,839 Mortgage loans payable (18,845) (55,136) TIAA-CREF Real Property Fund LP 14

TIAA-CREF Real Property Fund LP

Note 6 - Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued)

The following tables show the reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the three and six months ended November 30, 2022 and November 30, 2021 (unaudited, in thousands):

For the three months ended November 30, 2022	Real Estate	Real Estate Joint Ventures	Total Investments	Mortgage Loans Payable
Beginning balance September 1, 2022	$ 1,953,218	$ 90,152	$ 2,043,370	$ (18,991)
Total realized and unrealized gains (losses) included in changes in net assets	(46,387)	13,134	(33,253)	—
Purchases[1]	5,060	935	5,995	—
Sales	(2,091)	—	(2,091)	—
Settlements[2]	—	—	—	146
Ending balance - November 30, 2022	1,909,800	104,221	2,014,021	(18,845)

For the six months ended November 30, 2022	Real Estate	Real Estate Joint Ventures	Total Investments	Mortgage Loans Payable
Beginning balance June 1, 2021	$ 2,027,451	$ 84,388	$ 2,111,839	$ (55,136)
Total realized and unrealized gains (losses) included in changes in net assets	(22,631)	18,899	(3,732)	—
Purchases[1]	10,237	934	11,171	—
Sales	(105,257)	—	(105,257)	36,145
Settlements[2]	—	—	—	146
Ending balance - November 30, 2022	1,909,800	104,221	2,014,021	(18,845)

(1) Includes purchases, contributions for joint ventures, capital expenditures and assumptions of mortgage loans payable.
(2) Includes operating income for real estate joint ventures, net of distributions and principal payments on mortgage loans payable.

15

TIAA-CREF Real Property Fund LP

Note 6 - Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued)

For the three months ended November 30, 2021	Real Estate	Real Estate Joint Ventures	Total Investments	Mortgage Loans Payable
Beginning balance September 1, 2021	$ 1,723,866	$ 57,691	$ 1,781,557	$ (55,515)
Total realized and unrealized gains (losses) included in changes in net assets	50,824	11,159	61,983	—
Purchases[1]	28,134	—	28,134	—
Settlements[2]	—	—	—	94
Ending balance - November 30, 2021	1,802,824	68,850	1,871,674	(55,421)

For the six months ended November 30, 2021	Real Estate	Real Estate Joint Ventures	Total Investments	Mortgage Loans Payable
Beginning balance June 1, 2021	$ 1,608,291	$ —	$ 1,608,291	$ (55,654)
Total realized and unrealized gains (losses) included in changes in net assets	105,898	15,055	120,953	(1)
Purchases[1]	88,635	53,795	142,430	—
Settlements[2]	—	—	—	234
Ending balance - November 30, 2021	1,802,824	68,850	1,871,674	(55,421)

(1) Includes purchases, contributions for joint ventures, capital expenditures and assumptions of mortgage loans payable.

(2) Includes operating income for real estate joint ventures, net of distributions and principal payments on mortgage loans payable.

16

TIAA-CREF Real Property Fund LP

Note 6 - Assets and Liabilities Measured at Fair Value on a Recurring Basis (continued)

The following table shows quantitative information about unobservable inputs related to the Level 3 fair value measurements as of November 30, 2022 and 2021 (unaudited):

			Range (Weighted Average) as of November 30,	
Type	**Valuation Technique**	**Unobservable Inputs**	**2022**	**2021**
Real Estate Properties and Joint Ventures				
Multifamily	Income Approach - Discounted Cash Flow	Discount Rate	5.5% - 6.5% (6.2%)	5.8% - 6.3% (6.0%)
		Terminal Capitalization Rate	4.4% - 5.0% (4.8%)	4.3% - 5.0% (4.7%)
	Income Approach - Direct Capitalization	Overall Capitalization Rate	4.0% - 4.5% (4.3%)	4.0% - 4.5% (4.3%)
Industrial	Income Approach - Discounted Cash Flow	Discount Rate	5.5% - 6.8% (6.0%)	5.3% - 7.0% (5.9%)
		Terminal Capitalization Rate	4.3% - 6.3% (4.9%)	3.8% - 6.5% (4.8%)
	Income Approach - Direct Capitalization	Overall Capitalization Rate	3.5% - 5.8% (4.1%)	3.3% - 6.0% (4.2%)
Office	Income Approach - Discounted Cash Flow	Discount Rate	6.5% - 8.0% (7.2%)	6.3% - 7.8% (6.9%)
		Terminal Capitalization Rate	5.5% - 7.0% (6.0%)	5.3% - 7.0% (5.8%)
	Income Approach - Direct Capitalization	Overall Capitalization Rate	4.8% - 6.8% (5.6%)	4.5% - 6.5% (5.4%)
Retail	Income Approach - Discounted Cash Flow	Discount Rate	6.5% - 7.3% (6.8%)	6.3% - 7.0% (6.7%)
		Terminal Capitalization Rate	4.5% - 6.0% (5.2%)	4.3% - 6.3% (5.0%)
	Income Approach - Direct Capitalization	Overall Capitalization Rate	4.3% - 5.8% (5.3%)	4.0% - 5.8% (5.1%)
Mortgage Loans Payable				
Multifamily	Discounted Cash Flow	Loan to Value Ratio	N/A[(2)]	N/A[(2)]
		Mortgage Equivalency Rate	N/A[(2)]	N/A[(2)]
	Net Present Value	Loan to Value Ratio	N/A[(2)]	N/A[(2)]
		WACC[(1)] Risk Premium Multiple	N/A[(2)]	N/A[(2)]
Retail	Discounted Cash Flow	Loan to Value Ratio	N/A[(2)]	N/A[(2)]
		Mortgage Equivalency Rate	N/A[(2)]	N/A[(2)]
	Net Present Value	Loan to Value Ratio	N/A[(2)]	N/A[(2)]
		WACC[(1)] Risk Premium Multiple	N/A[(2)]	N/A[(2)]

(1) Represents Weighed Average Cost of Capital.
(2) Per TIAA policy, the loan has no value due to maturing within 24 months and the outstanding balance is marked to Par.

The significant unobservable inputs used in the fair value measurement of the Fund's real estate property and joint venture investments are the selection of certain investment rates (Discount Rate, Terminal Capitalization Rate, and Overall Capitalization Rate). Significant increases (decreases) in any of those inputs in isolation would result in significantly lower (higher) fair value measurements, respectively.

The significant unobservable inputs used in the fair value measurement of the Fund's mortgage loans payable are the loan to value ratios and the selection of certain credit spreads and weighted average cost of capital risk premiums. Significant increases (decreases) in any of those inputs in isolation would result in a significantly lower (higher) fair value,

17

respectively. All investments held by the Fund are Level 3 investments during the nine months ended November 30, 2022 and November 30, 2021. Note 7 - Related Party Transactions All investors in the Fund as of November 30, 2022 and November 30, 2021 were affiliated entities of TIAA ("Investors"). The following table presents the percentage of units held by Investors as of November 30, 2022 and November 30, 2021 (unaudited): Percentage of Units Held as of November 30, 2022 2021 Lifecycle Retirement Income Fund 1.4% 1.5 % Lifecycle 2010 Fund 2.1% 2.5 % Lifecycle 2015 Fund 3.9% 4.1 % Lifecycle 2020 Fund 8.5% 9.0 % Lifecycle 2025 Fund 12.4% 12.8 % Lifecycle 2030 Fund 13.8% 13.8 % Lifecycle 2035 Fund 14.2% 14.3 % Lifecycle 2040 Fund 17.0% 17.1 % Lifecycle 2045 Fund 11.5% 11.3 % Lifecycle 2050 Fund 8.8% 8.3 % Lifecycle 2055 Fund 4.1% 3.6 % Lifecycle 2060 Fund 1.4% 1.1 % Lifecycle 2065 Fund 0.1% — % Lifecycle Blend Retirement Income Fund — % — % Lifecycle Blend 2010 Fund — % — % Lifecycle Blend 2015 Fund — % — % Lifecycle Blend 2020 Fund 0.1% 0.1 % Lifecycle Blend 2025 Fund 0.1% 0.1 % Lifecycle Blend 2030 Fund 0.1% 0.1 % Lifecycle Blend 2035 Fund 0.1% 0.1 % Lifecycle Blend 2040 Fund 0.1% 0.1 % Lifecycle Blend 2045 Fund 0.1% 0.1 % Lifecycle Blend 2050 Fund 0.1% — % Lifecycle Blend 2055 Fund 0.1% — % Lifecycle Blend 2060 Fund — % — % Lifecycle Blend 2065 Fund — % — % Total 100.0% 100.0 % TIAA-CREF Real Property Fund LP 18

Note 7 - Related Party Transactions (continued) Management Fees: The Fund pays Advisors an annual asset management fee, payable quarterly, equal to 0.60% of the average net assets of the Fund. Administrative Expenses: The Fund reimburses Advisors for administrative expenses incurred by the Fund, payable quarterly. These expenses include audit, property appraisal, REIT compliance and other expenses as necessary to operate the Fund in accordance with the partnership agreement. Administrative expenses are subject to a cap of 0.10% of the average net asset value of the Fund. Administrative expenses in excess of the cap are involuntarily waived. The waiver applied is irrevocable. The Fund incurred management fees and administrative expenses totaling $6.2 million and $0.5 million, respectively, for the six months ended November 30, 2022. Management fees and administrative expenses totaled $5.1 million and $0.5 million, respectively, for the six months ended November 30, 2021. Administrative expenses for the six months ended November 30, 2022 and November 30, 2021 were less than the expense cap, hence no waiver was applied during this period. Note 8 - Mortgage Loans Payable At November 30, 2021, the Fund had two outstanding mortgage loans payable secured by the following properties (in thousands): Principal Outstanding as of Property Annual Interest Rate and Payment Frequency November 30, 2022 (unaudited) May 31, 2022 Maturity Laurels at Jacaranda(1) 3.03% paid monthly $ — $ 36,000 November 1, 2022 Marlton Square(1) (2) 3.94% paid monthly 18,845 19,136 July 1, 2023 Total Principal Outstanding 18,845 55,136 Fair Value Adjustment(3) — — Total Mortgage Loans Payable at Fair Value $ 18,845 $ 55,136 (1) Interest rate is fixed. (2) The mortgage is adjusted monthly for principal payments. (3) The fair value adjustment consists of the difference between the principal amount of the outstanding debt and the fair value of the debt. TIAA-CREF Real Property Fund LP 19

TIAA-CREF Real Property Fund LP

Note 9 - Financial Highlights

Selected condensed financial information for a unit of the Fund is presented below. Per unit data is calculated on average units outstanding.

	For the Six Months Ended November 30, 2022	Year ended May 31, 2022	Year ended May 31, 2021	Year ended May 31, 2020	Year ended May 31, 2019
Per Unit Data:	(unaudited)				
Net asset value - beginning of period	$ 13.57	$ 11.11	$ 10.86	$ 11.50	$ 10.97
Net investment income					
Rental income	0.38	0.74	0.78	0.82	0.82
Real estate property level expenses and taxes	(0.13)	(0.29)	(0.31)	(0.30)	(0.29)
Real estate income, net	0.25	0.45	0.47	0.52	0.53
Expense charges	(0.04)	(0.08)	(0.07)	(0.08)	(0.07)
Investment income, net	0.21	0.37	0.40	0.44	0.46
Net realized and unrealized gain on investments and mortgage loans payable	(0.15)	2.11	0.16	0.08	0.44
Net realized and unrealized gain on joint venture investments and mortgage loans payable	0.11	0.20	—	—	—
Total gain from investment operations	0.17	2.68	0.56	0.52	0.90
Less distributions from:(2)					
Net investment income	(0.82)	(0.22)	(0.31)	(1.16)	(0.37)
Net increase in unit value from operations	(0.65)	2.46	0.25	(0.64)	0.53
Net asset value - end of period	12.92	13.57	11.11	10.86	11.5
Ratios and supplemental data:					
Total return	-0.87%	24.47 %	5.25 %	4.73 %	8.31 %
Ratios to average net assets(4)					
Expenses(5)	0.65 %	0.65 %	0.66 %	0.67 %	0.65 %
Investment income, net	3.01 %	3.12 %	3.69 %	3.94 %	4.14 %
Portfolio turnover - real estate properties(6)	— %	— %	— %	6.93 %	— %
Units outstanding at the end of the period (in thousands)	158,138	155,084	141,095	136,332	125,519
Net assets(7) at the end of the period (in thousands)	$ 2,043,520	$ 2,103,788	$ 1,567,184	$ 1,480,668	$ 1,443,381

(1) The Fund commenced operations on July 1, 2016, the date the Fund received initial capital contributions.

(2) The Fund will make allocations of distributions between net investment income, realized gains and return of capital as the Fund matures.

(3) Percentages for the six months ending November 30, 2022 are not annualized.

(4) Percentages are annualized.

(5) The ratio of expenses to average net assets reflect the period to date Fund-level expenses and exclude real estate property-level expenses which are included in real estate income, net. The percentage shown is inclusive of the expense waiver on administrative expenses.

(6) Real estate investment portfolio turnover rate is calculated by dividing the lesser of purchases or sales of real estate property investments (including loans receivable, contributions to, or return of capital distributions received from, existing joint venture investments) by the average value of the portfolio of real estate investments held during the period.

(7) Net assets, exclusive of preferred interest. Preferred interest is excluded as it does not factor into the NAV of the Fund. Refer to Note 2 - Significant Accounting Polices - "Preferred interest" for additional information.

20

Note 10 - Contingencies In the normal course of business, the Fund may be named, from time to time, as a defendant or may be involved in various legal actions, including arbitration, class actions and other litigation. The Fund establishes an accrual for all litigation and regulatory matters when it believes it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Once established, accruals are adjusted, as appropriate, in light of additional information. The amount of loss ultimately incurred in relation to those matters may be higher or lower than the amounts accrued for those matters. As of the date of the issuance of these financial statements, management of the Fund does not believe that the results of any such claims or litigation, individually or in the aggregate, will have a material effect on the Fund's business, financial position, or results of operations. Note 11 - Subsequent Events As of January 13, 2023, the date these consolidated financial statements were available to be issued, no events or transactions for potential disclosure have been evaluated. TIAA-CREF Real Property Fund LP 21